Exhibit 99.54

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 40-F of our report dated May 20, 2005, relating to the consolidated financial statements of Formation Capital Corporation for the years ended February 28, 2005 and February 29, 2004 and for each of the years in the three year period ended February 28, 2005.  We also consent to the reference to us under the heading “Interests of Experts” in such Registration Statement.

/s/ " Deloitte & Touche LLP"

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

May 27, 2005